Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax

www.slk-law.com

MARK A. CATCHUR

(813) 227-2264

mcatchur@slk-law.com

November 16, 2017

Via Edgar

Sasha Parikh and Christine Torney

United States Securities and Exchange Commission,

Division of Corporation Finance

100 F Street

Mail Stop 4720

Washington, DC 20549

Re:	TapImmune Inc.

Form 10-K

Filed March 14, 2017

Form 10-Q for the Period Ended June 30, 2017

File No. 001-37939

Dear Ms. Parikh and Ms. Torney:

On behalf of TapImmune Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated November 9, 2017, with respect to TapImmune’s Form 10-Q (001-37939). For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s responses.

Comment

Form 10-Q for the period ended June 30, 2017

Notes to Consolidated Financial Statements

Note 6. Research Agreement Obligations, page 8

1.	We believe that in order to derecognize a liability when it has not been released by the creditor, ASC 405-20-40 requires an entity to be judicially released from being the primary obligor, which we believe can be demonstrated through either a judicial process or a well-reasoned legal opinion. The legal opinion from outside counsel provided to us is not sufficient to support derecognition of the Company’s liability. For example, other than the reason discussed in paragraph 6, the opinion does not address other potential reasons that the limitation period could have been interrupted, such as the acknowledgement of the other person’s right. Furthermore, the legal opinion does not explicitly conclude without caveat that a court would grant a declaratory judgment releasing the Company from this liability nor does it address factors that would be considered by the courts in granting a declaratory judgment. Please restate your financial statements for all periods presented to reflect the derecognized liability as a liability or provide a legal opinion that is sufficient to support derecognition. If a legal opinion is provided to support derecognition, please supplementally provide us a copy of the underlying agreement.

Securities and Exchange Commission

November 16, 2017

Response:

On behalf of the Company and in response to the Staff’s comment, attached is a letter from the Company’s foreign counsel, Van Doorne, NV, supplementing its prior opinion letter.

*      *      *      *      *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2264.

Sincerely,

/s/ Mark A. Catchur
Mark A. Catchur, Partner

c:	Michael Loiacono, Chief Financial Officer

VanDoorne Advocaten • Notarissen • Fiscalisten

Jachthavenweg 121

1081 KM Amsterdam

Postbus 75265 1070

AG Amsterdam

Michael J. Loiacono CFO & Chief Accounting Officer TapImmune, Inc. (Ticker : TPIV) 5 West Forsyth Street; Suite 200 Jacksonville, FL 32202 U.S.A.	Jasper Leedekerken Advocaat leedekerken@vandoorne.com t 020 6789 488 f 020 7954 488

Date	16 November 2017

nze ref. 836/10010720

Inzake	GCS / CCN

Dear Sirs,

Pursuant to your request we are providing this letter to supplement the advice set forth in our letter dated 6 June 2017.

As stated in our previous advice, the statute of limitation under Dutch law contractual payment obligations become time barred five years after the day following the date on which payment is due. The limitation period may be interrupted in three ways: (i) when a legal action or other claim is brought to court (section 3:316 Dutch Civil Code, "DCC"), (ii) through a written demand for performance or an unambiguous reservation of rights (section 3:317 DCC), or (iii) a recognition of the right / obligation (3:318 DCC).

In further review and consideration of the matter, we note based upon confirmation from the Company, that the limitation period has not been interrupted by (i) any legal claim or other action brought to court by Crucell, (ii) any letter or formal notice from Crucell to the Company in which performance was demanded or by a written announcement in which Crucell unambiguously reserved its right to claim performance, and (iii) the recognition of Crucell's property right covered by a right of action. The interruption of the limitation period, based on the occurrence of one of the foregoing events, would be the primary factors a court would consider in granting a declaratory judgment.

Based on the above, in our view a court would grant a declaratory judgment in favor of the Company releasing the Company from the Crucell liability.

Your faithfully,

/s/ Van Doorne N.V.

Van Doorne N.V.

Jasper Leedekerlen

Van Doorne N.V. is gevestigd te Amsterdam en ingeschreven in het handelsregister onder nummer 34199342. Van Doorne N.V. is de enige opdrachtnemer van alle werkzaamheden. Op deze werkzaamheden en alle rechtsverhoudingen met derden zijn van toepassing de Algemene Voorwaarden van Van Doorne N.V. en haar dochtermaatschappijen, waarin een beperking van aansprakelijkheid is opgenomen. Deze Voorwaarden, die zijn gedeponeerd ter griffie van de rechtbank te Amsterdam, kunnen worden geraadpleegd op www.vandoorne.com en worden op verzoek toegezonden.

Van Doorne N.V. has its registered office in Amsterdam and is registered with the Commercial Register under number 34199342. Van Doorne N.V. is the exclusive contracting party in respect of all commissioned work. This work and all legal relations with third parties shall be governed by the General Terms of Van Doorne N.V. and its subsidiaries which include a limited liability. These Terms, which have been filed with the District Court at Amsterdam, may be consulted at www.vandoorne.com and will be forwarded upon request.